GOLD STANDARD INFILL DRILLING EXPANDS THE RESOURCE POTENTIAL AT THE PINION OXIDE GOLD DEPOSIT, CARLIN TREND, NEVADA

RC drilling underway at the new Jasperoid Wash deposit

May 8, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported on the status of the 2018 infill drilling program at the Pinion oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. To date, two reverse-circulation (“RC”) and two core rigs have completed 11,402m of infill and geotechnical drilling in 111 holes at Pinion (refer to Pinion plan map at the following link – https://goldstandardv.com/lp/Pinion-may2018-drill-maps/). Results from another 35 Pinion holes are summarized below.

Key Highlights from Pinion:

•	On the southwest side of Pinion, PR18-52 intersected 22.9m of 1.17 g Au/t, including 12.2m of 1.73 g Au/t; PR18-29 intersected 32.0m of 0.68 g Au/t, including 10.7m of 1.38 g Au/t; and PR18-42 intersected 22.9m of 0.53 g Au/t. These intercepts are near-surface, higher-grade than predicted by the resource model, and are outside of the west highwall of the resource pit. Collectively, these drill intercepts suggest near-surface, oxide resource expansion potential exists to the southwest of the deposit.

•	Also, on the southwest side of Pinion, PR18-47 intersected 12.2m of 1.62 g Au/t, including 6.1m of 2.74 g Au/t; PR18-60 intersected 18.3m of 1.20 g Au/t, including 6.1m of 2.62 g Au/t; PR18-27 intersected 10.7m of 2.96 g Au/t; PR18-22 intersected 16.8m of 1.35 g Au/t; and PR18-48 intersected 15.2m of 0.91 g Au/t, including 4.6m of 1.95 g Au/t. These intercepts are near-surface, higher-grade than predicted by the resource model, and have higher AuCN ratios (73-87%) than currently modeled. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >70% are indicative of an oxide deposit.

•	Along strike to the southeast of the Main Zone, PR18-26 intersected 77.7m of 0.77 g Au/t, including 19.8m of 1.49 g Au/t. The intercept is thicker and higher-grade than predicted by the resource block model.

•	Along strike to the northwest of the Main Zone, PR18-45 returned 50.3m of 0.60 g Au/t, including 18.3m of 1.10 g Au/t. Mineralization begins at the topographic surface, and is thicker and higher-grade than predicted by the resource block model.

Jonathan Awde, CEO and Director of Gold Standard commented: “This year’s very ambitious drill program remains on time and within budget thanks to good planning and execution by our team. At every step of the way, we see confirmation of the size and strength of the mineralizing system on our claims in south Carlin. The results from infill drilling are more than meeting expectations but we believe the best upside surprises are likely to come from the exploration drilling which is now getting underway.”

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). Of this amount, Dark Star and Pinion infill drilling is expected to account for approximately 40,800m in 296 holes while exploration should add another 34,000m of drilling in 85 holes. The current status of this work is as follows:

•	A 25 to 30-hole Phase 1 exploration program is underway at Jasperoid Wash where a new oxide gold deposit was discovered in 2017. Drilling this year with two RC rigs will reduce spacings and provide the requisite data for a maiden resource estimate by the end of 2018. Drilling will follow-up last year’s results of 103.7m of 0.56 g including 30.5m of 0.93 g Au/t in JW17-01 (see October 5, 2017 news release); 54.9 m of 0.89 g Au/t including 12.2m of 1.66 g Au/t in JW17-04, 30.5m of 0.73 g Au/t in JW17-08 and 77.7m of 0.48 g Au/t in JW17-10 (see January 11, 2018 news release).

•	139 infill and development drill holes, totaling 15,736m, have been completed at the Dark Star and Pinion oxide gold deposits. With this news release, results have now been reported for 81 of the 139 holes that have been completed. Approximately 157 drill holes remain as part of the Dark Star and Pinion development program. Infill drilling will resume at Dark Star in mid-May. Geotechnical characterization studies are underway at Pinion and Dark Star to determine the pit slope angle appropriate for the project.

•	Also on the exploration front, 19.4 line-km of CSAMT have been completed at the new Ski Track target, which is along the northwestern extension of the Jasperoid Wash structural corridor. CSAMT is a geophysical tool that has proved to be very useful in locating drill targets at Railroad-Pinion. Three RC scout holes, totaling 1,358m, have been completed on new exploration targets west of Dixie, for which assays results are awaited.

Pinion drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR18-17	RC	90	-78	135.6	89.9-134.1	44.2	0.44
PR18-18	RC	90	-78	170.7	88.4-129.6	41.2	0.43
					137.2-141.8	4.6	0.34
PR18-19	RC		-90	85.3	50.3-64.0	13.7	0.65
Including					54.9-59.5	4.6	1.60
PR18-20	RC	90	-79	157.0	18.3-19.8	1.5	0.32
					108.2-131.1	22.9	0.52
					141.8-143.3	1.5	0.20
PR18-22	RC		-90	59.4	0-16.8	16.8	1.35
					29.0-36.6	7.6	0.32
PR18-26	RC	90	-75	146.3	68.6-146.3	77.7	0.77
Including					111.3-131.1	19.8	1.49
PR18-27	RC		-90	61.0	24.4-35.1	10.7	2.96
					45.7-60.9	15.2	0.26
PR18-29	RC		-90	89.9	57.9-89.9	32.0	0.68
Including					59.4-70.1	10.7	1.38
PR18-31	RC		-90	36.6	Assays pending
PR18-32	RC		-90	79.2	Assays pending
PR18-33	RC		-90	73.2	Assays pending
PR18-34	RC	270	-81	79.2	Assays pending
PR18-35	RC		-90	54.9	Assays pending
PR18-36	RC		-90	39.6	Assays pending
PR18-37	RC		-90	48.8	Assays pending
PR18-38	RC		-90	67.1	Assays pending
PR18-39	RC		-90	42.7	Assays pending
PR18-40	RC	90	-71	114.3	61.0-96.0	35.0	0.56
					99.1-100.6	1.5	0.26

PR18-41	RC		-90	76.2	54.9-65.6	10.7	0.87
PR18-42	RC		-90	96.0	68.6-91.5	22.9	0.53
PR18-43	RC		-90	45.7	22.8-28.9	6.1	0.31
PR18-44	RC		-90	30.5	0-10.7	10.7	0.28
PR18-45	RC		-90	65.5	0-50.3	50.3	0.60
Including					1.5-19.8	18.3	1.10
PR18-46	RC	90	-86	230.1	123.5-125.0	1.5	0.38
PR18-47	RC		-90	54.9	22.9-35.1	12.2	1.62
Including					22.9-29.0	6.1	2.74
					41.2-42.7	1.5	0.30
PR18-48	RC		-90	45.7	10.7-25.9	15.2	0.91
Including					13.7-18.3	4.6	1.95
PR18-49	RC	90	-85	190.5	128.0-160.0	32.0	0.54
Including					134.1-138.7	4.6	1.33
PR18-50	RC	90	-83	210.3	91.4-170.7	79.3	0.60
Including					128.0-138.7	10.7	1.76
PR18-51	RC		-90	103.6	68.6-73.2	4.6	0.29
					89.9-103.6	13.7	0.21
PR18-52	RC		-90	79.2	0-3.1	3.1	0.28
Including					56.4-79.3	22.9	1.17
					57.9-70.1	12.2	1.73
PR18-53	RC		-90	85.3	0-3.1	3.1	0.92
					61.0-73.2	12.2	0.43
PR18-54	RC		-90	57.9	19.8-27.4	7.6	0.67
PR18-55	RC		-90	85.3	50.3-57.9	7.6	0.81
PR18-56	RC		-90	71.6	38.1-56.4	18.3	0.38
					60.9-64.0	3.1	0.37
PR18-57	RC		-90	61.0	0-4.6	4.6	0.33
					24.4-32.0	7.6	0.62
PR18-58	RC	90	-62	65.5	56.4-65.5	9.1	0.82
PR18-59	RC	90	-62	91.4	53.4-62.5	9.1	0.45
					71.6-73.1	1.5	0.41
					77.7-88.4	10.7	0.24
PR18-60	RC		-90	39.6	1.5-19.8	18.3	1.20
Including					4.6-10.7	6.1	2.62
PR18-61	RC		-90	73.2	0-10.7	10.7	1.08
					15.2-28.9	13.7	0.27
PR18-62	RC		-90	76.2	67.0-70.1	3.1	0.29
PR18-63	RC		-90	79.2	1.5-33.5	32.0	0.44
PR18-64	RC		-90	51.8	3.1-15.2	12.1	0.27
PR18-65	RC		-90	53.3	50.3-53.4	3.1	0.22
PR18-66	RC		-90	30.5	4.6-30.5	25.9	0.35

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist stated: “The Pinion project has been explored for the past 35 years by a number of companies. The 2018 Gold Standard program is the first concentrated effort to bring the deposit forward to a production decision. This year’s drill program along with ongoing metallurgy and engineering studies will provide the necessary data for gold recovery, processing options, and operating costs in the PEA now in progress. Additionally, drilling results indicate the opportunity to grow the potentially minable portion of the deposit to the west, and that a higher grade (> 1gpt Au) core to the deposit has better lateral continuity then currently modeled. These, combined with the higher gold ratios in key areas could enhance the project economics.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV or American Assay Laboratories Inc. in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC, or remained with American Assay Laboratories Inc. in Sparks, NV. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com